Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

MEDIA: Television
STATION: CNBC
MARKET: National
DATE: October 15, 2018
TIME: 10:15AM
PROGRAM: Squawk on the Street
SUBJECT: L3 Technologies merger
PAGE COUNT: 6

MORGAN BRENNAN, CNBC, SQUAWK ON THE STREET ANCHOR:
It’s the largest defense industry merger ever. Harris agreeing to combine with L3 in all-stock deal, creating the 6th largest defense contractor in the US. Annual sales around $16 billion dollars. In terms of the deal itself, this is going to create a company with a market cap of about $34 billion, transaction value of over $15 billion, which is why many folks are pointing to it as potentially the largest defense merger ever. Although inflation adjusted, that could be up for debate. The portfolio combines communication, electronic warfare, space. It could generate $3 billion dollars in free cash flow and $500 million in cost savings within 3 years. $200 million in savings, according to the companies, to be returned to customers, meaning mainly government. Up to $2 billion dollars earmarked for stock buybacks in the year after closing. Now, I did catch up with the CEO’s of both companies to discuss the deal details, Chris Kubasik, the CEO and Chairman of L3, Bill Brown the CEO and Chairman of Harris Corp. I asked them why are they looking to merge now. And Harris’ Brown said that in the environment of strong US economy, defense spending coming up, that there’s this need for more investment and to deliver more solutions to customers. That requires scale, more spending, a broader set of capabilities. With Kubasik also noting that both companies are strong right now and this is really something of a unique deal, given the fact that they’re doing it when they’re both performing so well as stand alones. I also asked Kubasik since he became CEO at the beginning of the year that his goal was to create the “6th Prime” with L3 and that this appears to get them on to that trajectory. Combined spending, 4% of revenue on R&D. That is by far industry leading. They’ve had positive feedback from the other 5 Primes. And that in terms of the biggest opportunities here, Harris’ Brown telling me that where the defense department is moving, it’s multi-domain battle. You’ve got to connect capabilities across the war fighting domains. And that by combining these 2 portfolios it gives both companies together greater opportunities to do just that. They’re going to have more content on F-16 fighter jets, F-18’s, F-35’s. This is going to give them broader capabilities in terms of things like radio communications for the Army. And in terms of the merger, it’s supposed to close during the middle of next year. And they said that this makes sense, given the fact that these 2 men have a long standing relationship together. L3 up 11% right now. Harris is up 9% on this deal news.

DAVID FABER, CNBC, SQUAWK ON THE STREET ANCHOR:
Well that’s adding to the overall market value very nicely. That’s a very good, very interesting, reception so far from the marketplace given those numbers. You said they know each other well. You know it’s interesting, Morgan, merger of equals they do occur but they are not without their own challenges, in part what we call social issues. In this case you have one CEO taking over for 2 years and then the other taking over, and a split board of directors. But sometimes you can lack in the same vision or leadership. Do you get any sense as to how well these guys know each other and how much they buy into the combined vision they have for this company?

BRENNAN:
Well they’ve known each other for years now. And I asked how long this deal has been in the works. Kubasik came on as CEO, he took the CEO role at L3 back in January. And I think as soon as that happened they started having conversations about how they could team up and partner together. It evolved as those discussions continued and really picked up over the summer. And in recent months it became much more of a merger of equals opportunity. But they’ve known each other a long time and greatly respect each other. So I think for them, they feel like at this point in time a deal together makes sense.

FABER:
Well they’re getting the reception they’d hoped for in the marketplace, at least so far.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”).  In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include the Joint Proxy Statement of L3 and Harris and a Prospectus of Harris, as well as other relevant documents regarding the proposed transaction.  A definitive Joint Proxy Statement/Prospectus will also be sent to L3 stockholders and Harris stockholders.  This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’s website at https://www.harris.com/.

L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction.  Information regarding L3’s directors and executive officers is contained in L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC.  Information regarding Harris’s directors and executive officers is contained in Harris’s Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements.  L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  In addition to factors previously disclosed in L3’s and Harris’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’s control, such as acts of terrorism.

These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements.  For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’s most recent reports on Form 10-K for the years ended December 31, 2017 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’s subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.  Given these uncertainties, you should not place any reliance on these forward-looking statements.